

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706



February 17, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 010/2005**
  Subject: Notification of the resolutions of the Board of Directors' Meeting No. 2/2005
  Date: February 17, 2005

- **Stock Exchange of Thailand Filing, SSA-CP 060/2005**
  Subject: Submission of the Audited Financial Statements for the Year 2004
  Date: February 17, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/15

Enclosure



Summary Translation Letter
To the Stock Exchange of Thailand
February 17, 2005

Ref. No. SSA 060/2005

17 February 2005

Subject: Submission of the Audited Financial Statements for the Year 2004

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Audited Financial Statements for 2004 – Thai Language Version
(2) One set of the Audited Financial Statements for 2004 – English Language Version
(3) Management Discussion and Analysis for 2004

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year, ending December 31, 2004 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the year 2004 of Baht 5,567 million and consolidated net profit for the year 2004 of Baht 856 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year 2004 amounted to Baht 5,567 million, a decrease by 10.5% or Baht 650 million over the year 2003 (Baht 6,217 million). This was due to:
   - a gradually increase in subscribers of Camshin and LTC especially for Mobile Prepaid services as well as the per minute usage of subscribers. Revenue from telephone services in 2004 was Baht 1,559 million, an increase of Baht 219 million or 16.3% compared to Baht 1,340 million in last year.
   - the exclusion of revenue from CS Loxinfo PLC (CSL) as a result of the use of Equity method to recognizing performance of CSL, after the Company lower its ownership to 40.02% following CSL's IPO in April 2004. Since then, CSL became our associated company instead of subsidiary company as in the past and its net results were recognized as a "Share of net results from investment-equity method". Revenue from the Internet for 2004 amounted to Baht 409 million a decrease of Baht 785 million or 65.7% over the year 2003 (Baht 1,194 million);
   - the end of transponder service agreements with the Department of Space (DOS) in 2003 and the mandatory termination of transponder service agreement with one client who face a financial trouble offset by an increase in revenue from IPSTAR soft lunch sales and service as a result of the concentration on IPSATR marketing activities and the installation of all seven IPSTAR first generation gateways. Revenue from transponder

services in 2004 was Baht 3,105 million, a decrease of Baht 166 million or 5.1% compared to Baht 3,271 million in previous year.

- change in status of CSL from subsidiary to associate resulted in the change in method of recognition of financial results contributed by CSL from consolidation method to equity method since Q2/04. Share of net results from investments in 2004 was Baht 112 million, compared to Baht 0.5 million in 2003.

- The Company's consolidated other income for the year 2004 amounted to Baht 334 million, an increase of Baht 42 million or 14.4% over the year 2002 (Baht 292 million). This was mainly attributable to gain on unwound/exercised of option contract.

- The Company loss on exchange rate Baht 28 million compared to a gain of Baht 120 million in 2003.

2. The Company's consolidated expenses for the year 2004 amounted to Baht 4,250 million, a decrease of Baht 389 million or 8.4% over the year 2003 (Baht 4,639 million). This was due to:

   - Cost of sales and service for the year 2004 amounted to Baht 3,218 million, a decrease of Baht 316 million or 8.9% over last year (Baht 3,534 million). This rise was attributable to;

     - a decrease in the cost associated with Internet business due to the exclusion of CSL's costs after the implication of equity method as described above.;

     - an increase in the cost associated with transponder business. This was due to an increase in cost of sales of IPSTAR user terminals increased due to an increase in sales and the depreciation of the IPSTAR gateways partially offset by a decrease in the concession fee in accordance with lower transponder service revenue;

     - an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment cost as a result of the expansion of telecom networks offset with a decrease in revenue sharing cost, according to the reduction in rate of revenue sharing from 11% to 7% since July 22,2004.

   - Selling and administrative expense was Baht 1,004 million, a decrease of Baht 102 million or 9.2% compared to Baht 1,106 million in 2002. This was attributable to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method.

3. The Company's consolidated interest expense for the year 2004 amounted to Baht 131 million, a decrease of Baht 7 million or 5.1% over the same period in 2003 (Baht 138 million). The weighted average cost of debt is around 3.13% compared to 2.8% in 2003.

4. The Company's consolidated Income Tax for the year 2004 amounted to Baht 298 million, a decrease of Baht 15 million or 4.8% over the same period last year (Baht 313 million). This was in accordance with a drop in our profit. The effective tax rate for 2004 was 27.7%.

Summary Translation Letter

To the Stock Exchange of Thailand

February 17, 2005

SSA-CP 010/2005

February 17, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2005

To: The President

The Stock Exchange of Thailand

Attachments: 1. Details of the Program Regarding the Issuance and Offering for Sale of the Warrants to Purchase Ordinary Shares of the Company (ESOP) No. 4

2. Capital Increase Report Form

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 2/2005 on February 17, 2005 at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes you the resolution of the Board of Directors' Meeting as follows:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.1 /2005 held on January 25, 2008 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2004 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2004 ending December 31, 2004 be approved.

3. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2005 be approved as follows:

1.	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044
2.	Mr. Prasan chuapanic	Certified Public Accountant License No. 3051
3.	Mrs. Suwanee Puripunyo	Certified Public Accountant License No. 3371
4.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and THAT the fees for quarter and annual auditing in fiscal year 2005 be fixed at Baht 2.29 million and THAT the said appointment and auditing fees be proposed for shareholders' approval in the Annual General Meeting of the Shareholder for fiscal year 2005.

4. RESOLVED THAT the allocation of net profits for legal reserve to the amount of Baht 42.81 million be approved and THAT there will be no dividends payment to shareholders for the fiscal year 2004. and THAT the said allocation and no dividends payment be proposed for shareholders' approval in the Annual General Meeting of the Shareholder for fiscal year 2005.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

5.1 The directors retired by rotation are:
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Vongspootorn
- Ms. Chirapa Chitraswang

5.2 The directors retired by rotation but being re-elected to continue their office are:
- Mr. Dumrong Kasemset (Ph.D.)
- Mrs. Charintorn Vongspootorn
- Ms. Chirapa Chitraswang

5.3 The members of the Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs.Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs.Charintorn Vongspootorn	Member of the Audit Committee
- Ms. Chirapa Chitraswang	Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs.Siripen Sitasuwan	Director
- Ms. Nongluck Phinainitisart (Ph.D.)	Director

5.4 The authorized signatories are as follows:
"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

6. The directors' remuneration for 2005 approved by the Remuneration Committee is up to Baht 6 million. The remuneration for 2005 will be proposed to the Annual General Meeting of shareholders 2005 for further approval.

7 Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IIII).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first, the second and the third issuances in 2002, 2003 and 2004 respectively.

For the forth issuance (Grant IIII), the Board of Directors has resolved to approve the issuance and offering of warrants of 7,562,100 units to directors and employees of the Company, equivalent to 0.86 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

8. RESOLVED THAT the allocation of warrants to purchase ordinary shares of the Company No. 4 to the following directors and employees of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the total warrants issued, which has been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Dr. Nongluck Phinainitisart	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

9. RESOLVED THAT the decrease the Company's capital by way of elimination of registered, but not yet sold, shares to the amount of 208,000,000 shares at the par value of Baht 5 per share so that the remaining capital of the Company be 905,694,400 shares, amounting to Baht 4,528,472,000 of the registered capital, be approved.

   In order to comply with the laws, the registered capital of the Company is required to be reduced before the registered capital can be increased later on.

10. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	4,528,472,000 Baht
divided into	449,900,100 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	905,694,400 Shares
and	
Preferred shares of:	- Shares

11. RESOLVED THAT the increase of the Company's capital from Baht 4,528,472,000 to Baht 5,606,282,500 by way of issuing 215,562,100 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 1,077,810,500 be approved.

12. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,606,282,500 Baht
divided into	1,121,256,500 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	1,121,256,500 Shares
and	
Preferred shares of:	- Shares

13. RESOLVED THAT the allocation of newly issued ordinary shares to the number of 215,562,100 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

    13.1 no more than 208,000,000 newly issued ordinary shares will be offered to public in accordance with the resolution of the AGM for the year 2004.

    13.2 7,562,100 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 4.

    whereby the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities. In light of this, the Board of Directors has appointed SCB Securities Company Limited as the Company's financial advisor in relation to this issuance and offer for sale of the newly issued shares for capital increase;

14. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2005 be called and held on March 31, 2005 at 10.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, No. 1010, Vipavadee Rungsit Road, Chatuchak, Bangkok and THAT the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting be commenced on March 11, 2005 from 12.00 hours until adjournment of the meeting. The meeting agenda is as follows:

Agenda Item 1	To inform certain matters;
Agenda Item 2	To consider and approve the Minutes of the Annual Ordinary General Meeting of the Shareholders 2004 held on April 22, 2004;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2004 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2004 ending December 31, 2004;
Agenda Item 5	To consider and approve the allocation of net profits for legal reserve and payment of dividend for the fiscal year 2004;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditor's remuneration for the fiscal year 2005;

Agenda Item 7 To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2005;

Agenda Item 8 To consider and approve the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company No. 4 to the number of 7,562,100 units;

Agenda Item 9 To consider and approve the allocation of warrants to purchase ordinary shares of the Company No. 4 to the following directors and employees of the Company who are entitled to receive such allocation of warrants in the excess of 5 percent of the total warrants issued which has been approved by the Remuneration Committee as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Dr. Nongluck Phinainitisart	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

Agenda Item 10 To consider and approve the decrease of the Company's capital;

Agenda Item 11 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's Capital;

Agenda Item 12 To consider and approve the increase of the Company's capital;

Agenda Item 13 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's capital;

Agenda Item 14 To consider and approve the allocation of newly issued ordinary shares, to the amount of 215,562,100 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

14.1 no more than 208,000,000 newly issued ordinary shares to be offered to public; and

14.2 7,562,100 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 4.

Agenda Item 15 To consider any other issues (if any).

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 4

1. **Objectives and Necessities of Offering Securities to Directors and Employees of the Company**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants issued and offered in year 2004 were in the number of 5,894,200 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares (at par value of Baht 5), equivalent to 0.67 % of all paid-up capital of the Company.

The forth warrants to be issued at this time in this year, will be, according to ESOP, in the number of 7,562,100 units at the par value per share of Baht 5, whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 7,562,100 ordinary shares at par value of Baht 5, equivalent to 0.86% of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 4.36 percent of all paid-up capital of the Company.

The details of warrants for the Program in this forth year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	7,562,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	7,562,100 shares (at the par value of Baht 5), equivalent to 0.86 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year — Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock

Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director or employee of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising

the rights under the warrants, such vacated directors or employee, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee , as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or employee resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of all shares from exercise of warrant	=	7,562,100 shares (at a par value of Baht 5 each)
Total number of shares after exercise	=	884,755,700 shares (at a par value of Baht 5 each)
Ratio of the existing shareholders after exercise	=	99.14 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	7,562,100 shares (at a par value of Baht 5 each)
Ratio of reserved shares to total issued shares	=	0.86 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.62
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29
7. Mr. Tanadit Charoenchan Vice President – Finance & Accounting	250,000	3.31
8. Mr. Avudh Ploysongsang Vice President – Business Development	140,800	1.86
9. Mr. Kamonmit Vudhijumnong Vice president – Legal	105,900	1.40
10. Mr. Komsan Serepapong Director of Subsidiary	70,000	0.93
11. Mr. Jiroj Srinamwong Director of Subsidiary	70,000	0.93

Note: The number of warrants to be issued and offered for sale will be 7,562,100 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –		
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.61
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –		
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the below

In this respect, since the total number of warrants to be issued and offered for sale will be 7,562,100 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.6, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Opinion of the SSA Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Compensation Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Compensation Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited and subsidiaries respectively, totally 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Ms. Nongluck Phinainitisart (Ph.D.)	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Attachment 2

Capital Increase Report Form

Shin Satellite Public Company Limited

17 February 2005

We, Shin Satellite Public Company Limited, hereby wish to report the resolution of the Board of Directors' Meeting No. 2/2548, held on the 17th day of February 2005 in respect of the capital increase and the allocation of newly issued shares as follows:

1. **Capital Increase:**

1.1 The Board of Directors' meeting passed a resolution approving the decrease of the Company's registered capital from Baht 5,568,472,000 to Baht 4,528,472,000 by way of elimination of registered, but not yet sold, shares amounting to 208,000,000 shares at the par value per share of Baht 5 each, amounting to Baht 1,040,000,000 in total.

1.2 The Board of Directors' meeting passed a resolution approving the increase of the Company's registered capital from Baht 4,528,472,000 to Baht 5,606,282,500 by way of issuing 215,562,100 newly issued ordinary shares with a par value per share of Baht 5 each, counting to Baht 1,077,810,500 in total, for the purpose of offering for sale to public and reserving the exercise of right under the warrants which will be allocated to the directors, employees and advisors of the Company for the forth time.

2. **Allocation of Newly Issued Shares:**

The Board of Directors' meeting passed a resolution approving the allocation of 215,562,100 ordinary shares not yet been sold with the par value per share of baht 5 (Five Baht) each, totaling Baht 1,077,810,500, the details of which are as follows:

2.1 Details of Allocation

<table>
<tr><th>Allocated to/for</th><th>Number (shares)</th><th>Ratio (old:new)</th><th>Sale price Per share (Baht)</th><th>Subscription and Payment period</th><th>Note</th></tr>
<tr><td>Existing Shareholders</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>General public</td><td>Not exceeding 208 million shares</td><td>-</td><td colspan="3">The Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.</td></tr>
<tr><td>Other persons (specify)</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>To serve the exercise of right under the warrants allocated to directors and employees of the Company. (ESOP) No. 4</td><td>7,562,100</td><td>1.1</td><td>The exercise price is the average closing price of shares being traded in the Stock Market during the 30 day period prior to the date the shareholders' meeting is conducted.</td><td colspan="2">The executive Committee or any other person(s) designated by the Board shall have power to consider any other details in relation to the issuance of such shares including to request any approval from the relevant authorities and other acts and things necessary and relating to the issuance of the warrants.</td></tr>
</table>

Note the detail of the ESOP program shown in Attachment 1.

2.2 The Company's plan where there is a fraction of shares remaining.

- None -

2.3 The number of shares remaining after allocation is

- None -

3. Schedule for a Meeting of the Shareholders to Approve the Capital Increase and the Allocation of Shares

The annual general meeting of shareholders for fiscal year 2005 is scheduled to be held on the 31st day of March 2005 at 10.00 hour at the Auditorium meeting room, 9th floor, Shinawatra Tower 3, No. 1010 Vipavadee Rungsit Road, Chatuchak, Bangkok and the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting will be commenced on the 11th of March, 2005 from 12.00 hour until adjournment of the meeting.

4. Request for Approval of Capital Increase and Shares Allocation from the Relevant Governmental Agency and the Conditions thereof (if any)

In relation to the offering for sale of newly issued shares to public, the Company must file an application requesting approval to offer for sale of securities and request for approval to offer for sale of securities to the Office of Securities and Stock Exchange Commission.

In this respect, the Company will request for registration of the capital increase from the Ministry of Commerce when the payments of the share price are made and when the warrants have been exercised by way of conversion to ordinary shares. In addition, the Company will request for approval from the Stock Exchange of Thailand to register such ordinary shares as listed securities and will trade in the Stock Exchange of Thailand.

5. The Company's Objectives for the Capital Increase and the Utilization of such Increased Capital

- To expand our IPSTAR service in the countries where the company itself is the National Service Operator such as Australia, New Zealand and others, including reserve for additional insurance of the IPSTAR project;
- To expand the scope of the Company's business in relation to its satellite business in foreign markets;
- To strengthen the Company's capital base and to repay certain portion of loans;
- To use as the Company's working capital.

6. Benefits of the Company to be Derived from the Capital Increase and/or the Shares Allocation

- To increase the Company's capability to generate its revenue base so that the Company would have enough working capital to expand its scope of business in the future;
- To strengthen the Company's financial status and to adjust the Company's dept and equity structures in order for the Company to be prepared and ready to expand its investment in relation to its satellites in foreign markets;
- To reduce the obligation of payable interest by way of repaying some portion of loans;

- The ESOP Program is to compensate and motivate the directors and employees of the Company to work for the benefit of the Company, which would in turn persuade and motivate the directors and employees of the Company to continue working in the Company.

7. Benefits of the Shareholders to be Derived from the Capital Increase and/or the Shares Allocation

   - To obtain better opportunity in receiving returns resulting from the Company's capacity to generate higher profits due to the expansion of the Company's business in relation to satellite in the future;
   - The ESOP Program is to compensate and motivate the directors and employees of the Company to delicate their heart and soul to the Company by hardworking, which would in turn persuade and motivate the directors and employees of the Company to retain working in the Company resulting in a better operating result of the Company in the future.

   The ordinary shares issued for the exercise of warrants at this occasion will have the same rights and conditions as those of the Company's ordinary shares previously issued; and the right to receive dividend payments will be commenced from the date that the name of such shareholders appears in the shareholders' register book filed with the Ministry of Commerce for capital increase.

8. Other Reasons that may be Necessary for Shareholders to Approve the Capital Increase and the Shares Allocation

   -None -

9. Schedule of Action where the Board of Directors of the Company Passes a Resolution Approving the Capital Increase and the Allocation of Newly Issued Shares

Date	Action
17 February 2005	Board of Directors' Meeting to request for an approval the issuance and allocation of newly issued shares for capital increase, and the issuance of the warrants to directors and employees of the Company.
18 February 2005	Notice to SET as to the resolution of the Board of Directors' meeting
11 March 2005	Closing the shareholders register book for determining the shareholders' right to attend the annual general meeting of the shareholders for fiscal year 2005
31 March 2005	Annual general meeting of the shareholders for fiscal year 2005

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
February 17, 2005

Managements Discussion and Analysis: SATTEL

Overview

Shin Satellite Plc and its subsidiaries reported operating profit for the year 2004 of Baht 898 million and consolidated sales and service income of Baht 5,120 million. Net profit for the year 2004 was Baht 856 million, a decrease of 20.8% from 2003.This was due to a drop in transponder leasing revenue as well as a loss on the exchange rate of Baht 28 million compared to a gain of Baht 120 million in 2003.

The Company's total shared net income from its associate, CS Loxinfo (CSL), was Baht 112 million. CSL became an associate company when it made an initial public offering (IPO) in April 2004; as a result, the Company no longer recognizes the results of CSL as a fully consolidated subsidiary and since Q2/04 uses the equity method. Because of the good performance of CSL, the Company received a dividend from CSL of Baht 38 million for the interim results of 2004. In addition, CSL announced on February 16, 2005, it would pay a dividend for the performance of 2004 at Baht 0.25/share, in consequence the Company will receive a dividend of Baht 62 million, in proportion to its ownership.

On January 1, 2005, Lao Telecommunications Co. Ltd. (LTC), announced it would pay a dividend of USD 5 million for the performance of 2004, thus the Company will receive a dividend of USD 2.45 million, in line with its 49% ownership, in 2005. This was a 25% increase from the preceding year.

Business Summary

Transponder leasing and related business

The IPSTAR-1 satellite successfully completed its testing of antennas and solar arrays, mechanical alignment and quality (called the Compact Antenna Test Range: CATR) and completed a pre-shipment review process in January 2005. The IPSTAR-1 satellite will commence service in mid 2005.

Since the IPSTAR First Generation service commenced in 2001, the Company now has seven IPSTAR first generation gateways in place and is installing second generation gateways in various countries such as Thailand, Australia, New Zealand and India. We have been able to sell about 5,500 units of IPSTAR user terminals. At the end of 2004, the backlog of the existing Thaicom fleet was at Baht 6,459 million.

The Company has been selected as one of the four finalists of the prestigious GSM Awards in the category for "Best Use of Mobile for Special Needs and Accessibility" by the GSM Association, an organization established to promote the development of telecommunications technology. This is the first time that a Thai company has been nominated for the award. The technology recognized for this nomination is one that links mobile telephone networks using a broadband connection via satellite, called Mobile Trunking.

Internet Business

Thailand's Internet business has been growing continuously, especially high-speed Internet, reflecting a significant leap in CSL's high-speed subscribers including ADSL, IPSTAR and leased line service. Though the current internet penetration rate in Cambodia and LTC quite low, 0.25% and 0.26%, respectively, Internet subscribers of Camshin and LTC have been growing gradually.

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched its new IPTV interactive television channel "My TV Station", Thailand's first broadband television channel, on its website *http://channel.ip-tv.tv* . Viewers using a broadband connection can see live programs, which can also be rerun later or called up on demand at a more convenient time. In addition, SBI launched its i*theatre service, called "My Theatre" in Q404. This is Thailand's first private theatre that provides movies and Karaoke on demand via a satellite system. The first My Theatre officially launched in November 2004 at Ratchaburi Province.

Telephone Business

As at the end of 2004, LTC and Camshin had around 297,000 and 148,700 subscribers respectively, a sharp rise of 61.6% and 21.4%. In addition, this year, LTC and Camshin launched CDMA fixed and mobile network services.

The Cambodian Government implemented a new tax campaign in January 2004, charging local telecom operators a higher specific tax rate. The new campaign created a higher operating cost for all operators. The operators duly called upon the government not to impose the specific tax at that time. In November, the Cambodian Government announced an extension and that the specific tax would be enforced from March 2005 onwards.

Cambodian Govt. approved to reduce revenue sharing to 7% from 11% as well as postponement specific tax to be enforced from Mar 05

The Cambodian Government introduced a policy to support the operations of Cambodian telecom operators from time to time. Besides the postponement of the new specific tax rate to March 2005, in July 2004, the Cambodian Government approved the reduction of the percentage of revenue sharing that operators must pay to the Government, to 7% from July 22, 2004 until 2006, and 10% from 2007 onwards (previously this was 11% from 2004-2006, 13% from 2007-2011 and 16% from 2012 onwards).

Consolidated Operating Results

From Q2/2004, the Company changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net Income, a single line comparison between the result in the consolidated income statement of 2004 and those for the same period in the previous year might be misleading.

The table below illustrates the comparison of selected consolidated financial information of the Company for 2004 prepared by two consolidation methods.

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Auditor Report		Conso CSL	
	2004	2003	2004	2003
Sales and service income	5,120	5,805	6,618	5,805
Cost of sales and services	3,218	3,534	3,982	3,534
SG&A expenses	1,004	1,106	1,464	1,106
EBIT*	898	1,165	1,172	1,165
EBITDA**	2,168	2,446	2,651	2,446
Share of net results from associate	112	0.5	0.9	0.5
Net profit	856	1,080	856	1,080
EPS (Baht)	0.98	1.24	0.98	1.24

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for the whole year of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

The Company reported consolidated sales and service income of Baht 5,120 million, a decrease of Baht 685 million or 11.8% compared to 2003. This was attributable to a drop in revenue from Internet business because of the use of the equity method to recognize the performance of CSL and a decrease in transponder leasing revenue. The reduction was offset by an increase in revenue from telephone business.

If revenue for the whole year 2004 of the CSL group was included, the Company would have consolidated sales and service income of Baht 6,618, an increase of Baht 813 million or 14.0% from last year. This was substantially due to recognition of revenue from the directory business following the acquisition of TMC in March 2004 together with an increase in revenue from the Internet business as well as the telephone business. This was offset by a plunge in transponder leasing revenue.

Telephone Network Services

There was a gradual increase in subscribers of Camshin and LTC, particularly for Mobile Prepaid services. LTC was able to reach 211,000 prepaid subscriber, marked an increase of 122% from the preceding year as well as the per minute usage of subscribers, resulted in the revenues of Camshin and LTC increasing.

Revenue from the telephone network business in 2004 was Baht 1,559 million, an increase of Baht 219 million or 16.3% compared to Baht 1,340 million for 2003.

Satellite Transponder leasing and Related Services

IPSTAR Revenue increased

The concentration on IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways, led to an increase in the sales of UTs as well as revenue from gateway services. The Company believes that the First Generation Service will be the key driver to stimulate the demand for ipstar-1 satellite as well as the sales volume of UT. In 2004, 5,500 UTs were sold an increase from 1,600 UTs sold in last year. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with DOS in 2003 and the mandatory termination of a transponder service agreement with one client who faces financial trouble.

Revenue from transponder services in 2004 was Baht 3,105 million, a decrease of Baht 166 million or 5.1% compared to Baht 3,271 million for last year. This comprise of Baht 502 million from IPSTAR service, an increase of 243.8% and Baht 2,603 million from Thaicom business, a decrease of 16.7%.

Internet Services

Did not include revenue from CSL into consolidated sales and service income

Revenue from the Internet business in 2004 was Baht 409 million, a decrease of Baht 785 million or 65.7% compared to Baht 1,194 million for 2003. This was largely because since Q2/04 there was no CSL revenue included in consolidated sales and services income because of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02%. Internet revenue from Camshin and LTC increased by 77.2% from last year.

Revenue from the Internet services of CSL also increased from the previous year because of the high growth of the Internet industry, especially from ADSL and leased line services. If recording revenue from CSL by the consolidation method, consolidated Internet revenue would be Baht 1,461 million, an increase of 22.4% from 2003.

Cost of Sales and service

Cost of sales decreased 8.9% due to exclusion of cost of CSL

The Company reported total costs of Baht 3,218 million, a decrease of Baht 316 million or 8.9% compared to Baht 3,534 million in 2003, as a result of the use of the equity method to recognize the performance of CSL. Cost accounted for 62.8% of sales and service income, rising from 60.9% in 2003.

If costs for the whole of 2004 of the CSL group were included, the Company's consolidated cost of sales and service would be Baht 3,982 million, an increase of Baht 448 million or 12.7% from last year. This was substantially due to recognition of cost associated with the directory business following the acquisition of TMC in March 2004 together with an increase in cost of providing the Internet service as well as the telephone service.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services was Baht 2,183 million, an increase of 1.1% from Baht 2,160 million in 2003. This was due to an increase in the cost of providing IPSTAR service by Baht 240 million, from the cost of sales of IPSTAR user terminals and the depreciation of the IPSTAR gateways. This was offset by a decrease of baht 217 million in cost relating to Thaicom business, mainly from a drop of baht 153 million of the concession fee in accordance with lower transponder service revenue.

Internet Services

Costs associated with the Internet business was Baht 275 million, a decrease of 64.2% compared to last year.(2003: Baht 769 million) This was mainly because since Q2/04 the Company did not include costs from CSL into the consolidated cost of sales and services.

If CSL's cost were included, consolidated cost of providing Internet service in 2004 would be Baht 919 million, an increase of 19.5% from last year, as a result of an increase in international leased line costs in relation to the expansion of the customer base and in order to maintain service quality.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 737 million, an increase of 21.8% from Baht 605 million for last year. This was because the Company has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. Whereas, Camshin's revenue sharing cost in 2004 was lower than that of 2003 following to the reduction in rate of revenue sharing from 11% to 7% since July 22,2004,

Selling and Administrative Expenses

SG&A was Baht 1,004 million in 2004, a decrease of Baht 102 million, or 9.2% compared to Baht 1,106 million in 2003. This was due to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method. In this year, SATTEL recorded Baht 54 million of doubtful expense; compared to Baht 22 million in 2003, while the provision for obsolete stock decreased by Baht 14 million.

Including CSL group's SG&A to the consolidated SG&A increased SG&A for 2004 to Baht 1,464 million, increased by Baht 358 million or 32.4%. This was because of the recognition of expenses of TMC following the acquisition in March 2004.

Interest Expense

Interest expense was Baht 131 million in 2004, a decrease of Baht 7 million or 5.1% compared to Baht 138 million in 2003. The weighted average cost of debt is around 3.13% compared to 2.8% in 2003.

Loss on Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using an appropriate financial instrument. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

As at 31 December 2004, the Company had outstanding net monetary assets in US Dollar after foreign currency forward contracts and foreign currency options approximately 4.8 MUSD and had total borrowing of 305 MUSD that covered the risk by foreign currency forward contracts and foreign currency options.

The Company reported a loss of Baht 28 million from foreign exchange in 2004, in contrast to a gain of Baht 120 million in the same period the previous year.

Other Income

Gain on unwind option contract approx. 294 MBt

The Company's other income was Baht 334 million, an increase of Baht 42 million or 14.4% compared to Baht 292 million in 2003. This was mainly attributable to gain of Baht 294 million on an unwound/exercised option contract.

Share of net results from investment – equity method

Recognized performance of CSL by using equity method

The change in status of CSL from subsidiary to associate after the Company lowered its ownership to 40.02% following the CSL's IPO in April 2004 was reflected in an increase in the share of net results from investment for this year. By then, the Company starts using the equity method to recognize performance of CSL group. The share of net results from investment reported was Baht 112 million, up from Baht 0.5 million in 2003.

Income Tax Expense

Reflecting a drop in our profit, income tax expense was Baht 298 million in 2004, a decrease of Baht 15 million or 4.8%, from Baht 313 million in 2003. The effective tax rate for 2004 was 27.7%.

Financial Position

At the end of 2004, the Company reported total assets of Baht 27,587 million, increased from the end of 2003 by Baht 2,471 million or 9.8%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In 2004, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	December 31, 2004 (Auditor Report)		December 31,2003 (Auditor Report)		December 31, 2004 (Conso CSL)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,726	9.9	2,671	10.6	4,263	14.6
Investment in associates	759	2.8	2.7	0.01	3.6	0.01
PP&E Net	19,638	71.2	17,104	68.1	19,959	68.1
PP&E under the concession agreement, net	3,933	14.3	4,771	19.0	4,014	13.7

At the end of 2004, the Company had a current ratio of 0.44 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,069 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of 2004, the Company's "investment in associate" was Baht 759 million, up from Baht 2.7 million at the end of 2003.

PPE at the end of 2004 was Baht 19,638 million, an increase of Baht 2,534 million from Baht 17,104 million at the end of last year. This was attributable to an increase of Baht 1,976 million in assets under construction of the IPSTAR project (2004: Baht 15,313 million, 2003: Baht 13,337 million) offset by a decrease from the change in status of the CSL group, from a subsidiary to associate, of approximately Baht 272 million. PPE includes the assets under concession agreements of Camshin of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, Camshin must transfer its ownership of this related PPE to the Cambodian government on the expiration date of the concession agreement, on March 4, 2028.

PPE under the concession agreement at the end of 2004 was Baht 3,933 million, a decrease of baht 838 million from Baht 4,771 million at the end of 2003. This was due to the amortization of the three Thaicom satellites of Baht 712 million coupled with the effect from the change in status of the CSL group from a subsidiary to an associate, of roughly Baht 114 million. After finishing launch and in-orbit tested, the Company has to transfer the title of the IPSTAR satellite to the Ministry of Information and Technology and the investment in IPSTAR project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of 2004 was Baht 16,311 million, an increase of Baht 1,306 million from Baht 15,005 million at the end of 2003. This was substantially accounted for by the IPSTAR project. Shareholders' equity was Baht 9,164 million at the end of this year. The Company's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,384 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). In addition, the Company recorded an unrealized gain on dilution in the investment in CSL group of Baht 376 million in shareholders' equity and paid dividend for the performance of the year 2003of Baht 219 million. Total borrowing to equity at the end of 2004 was 1.78 times.

The Company's cash flow from operations for 2004 was Baht 2,560 million, net cash outflow used for investing activities was Baht 3,567 million, mainly for the IPSTAR project, the expansion of the telephone network and the net investment in the stake of TMC amounting of baht 442 million. Net cash inflow from financing was Baht 2,642 million, mostly came from the financial institutes that support IPSTAR project. The Company had ending cash at Baht 983 million on December 31,2004.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.